================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                             Date: February 28, 2007

                        Commission File Number: 001-32305

                                    CORPBANCA
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
                     ---------------------------------------
                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

================================================================================

     On February 28, 2007, CORPBANCA published a notice in the Chilean newspaper Diario La Tercera announcing the payment of a dividend to its shareholders of record as of February 21, 2007, approved at its Ordinary Shareholders' Meeting held on February 27, 2007. The notice was also sent to the Chilean Superintendent of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras) ("SBIF"), the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile). A copy of the unofficial English language translation of the notice is attached hereto as Exhibit 99.1.

     In addition, on the same date and in the same newspaper CORPBANCA published a notice disclosing as a material event the election of the new board of directors and the names of the newly appointed directors. The notice was also sent to the SBIF, the SVS, the Santiago Stock Exchange (Bolsa de
Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile). An unofficial English language translation of the notice is attached hereto as
Exhibit 99.2.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2007

                                                  CORPBANCA


                                                  By: /s/ Mario Chamorro Carrizo
                                                      --------------------------
                                                  Name:  Mario Chamorro Carrizo
                                                  Title: Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit   Description
-------   ----------------------------------------------------------------------
99.1 Unofficial English language translation of the announcement published February 28, 2007, in the Chilean newspaper Diario La Tercera regarding CORPBANCA'S payment of a dividend to its shareholders of record.

99.2 Unofficial English language translation of the announcement published February 28, 2007, in the Chilean newspaper Diario La Tercera regarding CORPBANCA'S election of a new board of directors.

                                  EXHIBIT 99.1

CORPBANCA announces that, at the Ordinary Shareholders' Meeting of the company held on February 27, 2007, it approved the immediate distribution of a dividend of Ch$0.12925148319587 per share, payable out of 75% of CORPBANCA'S total net income for 2006.

The shareholders entitle to receive the dividend payment are those shareholders of record listed in the Shareholders' Registry as of the record date of February 21, 2007, which are those shareholders of record as of the fifth business day prior to the dividend payment date.

The dividends will be available for collection by the shareholders entitled to payment through Friday, March 9, 2007, at all of the Bank's branches through out the country.

Beginning on Monday, March 12, 2007, dividend payments will be made available to shareholders at the offices of DCV Registros S.A., located at Calle Huerfanos 770, 22nd Floor, Santiago, Chile.

Santiago, February 2007

                                                         CHIEF EXECUTIVE OFFICER

                                [CORPBANCA LOGO]

                                  EXHIBIT 99.2

                                 MATERIAL EVENT

Pursuant to Articles 9 and 10 of the Chilean Securities Market Law 18.045, CORPBANCA announces to the market and the general public that during the Ordinary Shareholders' Meeting held on February 27, 2007, the shareholders appointed a new board of directors. The new board will consist of the following directors:

Directors:

1.- Alvaro Saieh Bendeck
2.- Jorge Andres Saieh Guzman
3.- Carlos Abumohor Touma
4.- Jorge Selume Zaror
5.- Fernando Aguad Dagach
6.- Julio Barriga Silva
7.- Hernan Somerville Senn
8.- Rene Cortazar Sanz
9.- Francisco Rosende Ramirez
10.- Carlos Massad Abud
11.- Ignacio Gonzalez Martinez

Alternate Director:

Juan Rafael Gutierrez Avila

Santiago, February 28, 2007

                                [CORPBANCA LOGO]